Shareholder Rebuttal to FirstEnergy Corporation’s Opposition Statement
(Resolution #9, page 25 in the Proxy)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT: FIRSTENERGY
NAME OF PERSON RELYING ON EXEMPTION: AS YOU SOW
ADDRESS OF PERSON RELYING ON EXEMPTION: 311 CALIFORNIA STREET, SUITE 510, SAN FRANCISCO, CA 94104

Proposal #9 Report on the Financial Risks of Continued Reliance on Coal

As You Sow, a shareholder advocacy organization, has filed this proposal on behalf of shareholder Eleanore Despina, the Proponent. The Proponent is concerned about the long-term value of FirstEnergy’s coal-fired generating assets given the numerous reports by industry analysts demonstrating that coal plants face unprecedented material risks that are eroding the value of these assets. The merger with Allegheny Energy has increased our company’s reliance on coal plants that many industry analysts consider to be at risk and, in the past year, several credit analysts downgraded FirstEnergy and its subsidiaries.

The proposal requests that:

FirstEnergy’s Board of Directors, at reasonable cost and omitting proprietary information, issue a report by November 2011 on the financial risks of continued reliance on coal contrasted with increased investments in efficiency and cleaner energy, including assessment of the cumulative costs of environmental compliance for coal plants compared to alternative generating sources.

FirstEnergy’s Opposition Statement states the following arguments against the Proposal:

•
The Board of Directors believes this report would not be beneficial because the information requested has already been disclosed in FirstEnergy’s Annual 10-K filing and its 2010 Corporate Responsibility report.

•	FirstEnergy’s fleet is well positioned to compete in a carbon-constrained economy.
•
Given regulatory uncertainty and the lack of consensus regarding the most efficient alternative generating technology, “any attempt to assess the costs of environmental compliance, or to weigh the costs of coal as opposed to alternative generation, in a static report” would be meaningless.

The Proponent’s Rebuttal and Reasons for a YES Vote:

Our company’s merger with Allegheny Energy, which was completed in February 2011, has increased its reliance on coal-fired generation from 7,469MW of capacity (54.2% of total) to 14,880MW (62% of total) and the number of its coal plants from nine to twenty. Prior to the merger, approximately 25% of FirstEnergy’s coal fleet was more than 50 years old and about half of the coal units were more than 40 years old. The Proponent believes that acquisition of Allegheny’s fleet of predominantly old and small power plants, many of which lack the necessary environmental controls, is likely to increase our company’s coal exposure risks.

Since January 2010, multiple reports by industry analysts1 have concluded that electric utility companies that rely on coal-fired generation confront several challenges that cumulatively pose high risk for their investors. These challenges include:
•	Competition from low natural gas prices which is exerting downward pressure on power prices;
•	Capital expenditures for environmental compliance and uncertainty about the cost implications of pending and anticipated environmental mandates;
•	Persistently high construction costs;
•	Coal price volatility, rising prices, and shifting markets all placing upward pressure on coal prices;
•	Improved profitability and policy mandates for solar, wind, and energy efficiency investments; and
•	The slow pace of development of viable commercial scale carbon capture and storage for coal plants.

Reduced operations at FirstEnergy’s smaller coal-fired units in response to the continued slow economy and lower demand for electricity, as well as uncertainty related to proposed new federal environmental regulations, resulted in our company writing off up to $287 million in value related to the assets and a reduction of up to $0.59 per share of common stock in the third quarter of 2010.2

1.   FirstEnergy faces potentially material financial risks from its reliance on coal, above and beyond climate risk, including commodity risk, rising construction costs for its new coal plants, as well as regulatory and technological uncertainty.

Regulatory mandates from federal and state environmental agencies, many of them issued pursuant to court order or in settlement of litigation, are increasingly forcing utilities that rely on coal combustion to internalize the costs of coal pollution and waste. In addition to the Greenhouse Gas Permitting Program adopted by U.S. Environmental Protection Agency (EPA) in late 2010 and proposed rules for coal combustion waste, mercury and other hazardous air pollutants, these utilities face stricter enforcement of existing environmental laws governing emissions of nitrous oxides (NOx), sulfur dioxide (SO2), ozone, and particulates.

The EPA recently entered into settlement agreements requiring that it issue new rules on wastewater from coal plants and cooling water intake structures. New rules for coal plant cooling water systems could cost as much as $300 million per site.3 The estimated cost of installing an SO2 scrubber for a 500-megawatt (MW) mid-western coal plant is on the order of $210 million.4

The combined FirstEnergy/Allegheny fleet has approximately 4,500 MW of capacity that is unscrubbed (lacking SO2 controls) and 4,100 MW of capacity without NOx controls. Bernstein Research has estimated that scrubber installation costs could equal 5% of FirstEnergy’s market capitalization and 8% of its coal-fired output could be lost due to new regulation of mercury and other hazardous air pollutants.5 Capital costs for new cooling water systems for FirstEnergy’s merchant generators could exceed $4.3 billion, or 40% of our company’s market capitalization.6

The high cost of environmental compliance and uncertainty regarding future compliance costs for coal plants lacking the required pollution controls come at a time when commodity risk is driving historic change for electric utilities. The fundamental change undermining coal-fired power plants is the price reversal of coal relative to natural gas.

With the discovery of large natural gas reserves in the U.S., the price of natural gas has dropped and is expected to stay low for years.7 The Brattle Group’s analysis projects average gas prices through 2020 to remain under $6.50 mmbtu, and rising by 1% or less annually through 2035.8 This historic shift is undermining the profitability of coal-fired merchant generating plants.

According to Bernstein Research:

A downward move in the price for natural gas, and a commensurate decline in on-peak power prices at the western PJM hub, could significantly reduce the generation rates enjoyed by FirstEnergy’s Pennsylvania subsidiaries when they transition to market-based pricing in 2011. Similarly a downward move in the price of Appalachian coal could depress the prices received by FirstEnergy’s Ohio utilities in the 2011 auction. These adverse price movements would erode the gross margins of FirstEnergy’s competitive generation business.9

In response to the slow economy and changing economics for coal, FirstEnergy announced it was reducing generation at four of its smaller coal-fired plants beginning in September 2010. Allegheny Energy’s merchant fleet also generated approximately 25% less power in 2008 and 2009 “because of the increased amount of time during which it is not economical to run its generating units.”10

2.   FirstEnergy has not adequately addressed the financial risks identified by industry analysts related to its reliance on coal-fired electricity generation.

FirstEnergy has disclosed information regarding some of the risks discussed above, but it has not provide investors with a cumulative risk assessment that examines the interplay and timing of these risk factors and their bottom line impact for our company. While the timing of several of the environmental mandates noted above may be uncertain, the probability of these mandates being imposed during the decades-long useful life of FirstEnergy’s capital investments in coal plants and emissions control technologies is not zero; and many of the anticipated compliance costs can be reasonably estimated at this time.

Investors need to understand the magnitude of these capital expenditures on new and existing coal plants in the context of the historic reversal of coal and natural gas prices, which analysts believe will persist for a decade or more.

The Proponent appreciates that natural gas price projections are just that – projections. However, there is strong consensus that low gas prices are not a temporary phenomenon. John Rowe, CEO of Exelon, in a recent speech to the American Enterprise Institute, noted that low gas prices were even putting nuclear plants at a competitive disadvantage, saying:

I have all the skepticism that many of you do of forecasts. I've seen an awful lot of wrong forecasts in 27 years. But the supply/demand equations on gas are very powerful and I believe they're real for a long time.  And, what's more, I know better than to bet against it, because if you bet on a different fuel source and gas stays cheap, you get literally murdered.11

Mr. Rowe’s remarks sum up the Proponent’s concern. FirstEnergy’s merger with Allegheny Energy make our company more heavily dependent on coal plants that lack environmental controls, potentially requiring it to retire these assets or to make massive capital investments to keep them operating at a time when natural gas is eroding the profitability of coal. However, our company has not informed its investors how it is going to avoid Mr. Rowe's predicted outcome.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR question number #7 following the instruction provided on the management’s proxy mailing.

For questions regarding FirstEnergy Proposal #9 Report on the Financial Risk of Continued Reliance on Coal please contact:

Andrew Behar, As You Sow, 415-695-0711, abehar@asyousow.org

1 See Bernstein Research, Bernstein Commodities & Power: No Light for Dark Spreads: How the Ruinous Economics of Coal-Fired Power Plants Affect the Markets for Coal and Gas, 18 February 2011; Bernstein Research, EPA Sets Dates to Regulate CO2 from New & Existing Power Plants & Refineries; What Are the Implications?, 4 January 2011; Brattle Group, Potential Coal Plant Retirements Under Emerging Environmental Regulations, 8 December 2010; Deutsche Bank Climate Change Advisors, Natural Gas and Renewables: A Secure Low Carbon Future Energy Plan for the United States, November 2010; Bernstein Research, U.S. Utilities Coal-Fired Generation Is Squeezed in the Vice of EPA Regulation: Who Wins and Who Loses?, October 2010; Bernstein Research, Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal fired Generation, 22 September 2011; MJ Bradley and Analysis Group, Ensuring A Clean, Modern Electric Generation Fleet while maintaining electric Reliability, August 2010; J. Fahey, “Why Small Coal-Fired Plants Are Going Away,” Forbes, July 19, 2010; Bernstein Research, U.S. Utilities: A Visit to Washington Finds Utility Lobbyists and Environmentalists Agreeing on the Grim Outlook for Coal, 9 March 2010; M. Kaplan, Displacing Coal with Generation from Existing Natural Gas-Fired Power plants, Congressional Research Service, 19 January 2010. See also: North American Electric Reliability Corporation (NERC), 2010 Special Reliability Scenario Assessment: Resource Adequacy and Impact of Potential U.S. Environmental Regulations, October 2010; Bank of America Merrill Lynch, Power and Gas Leaders Conference, New York, 29 September 2010; ICF International, Clean Air Regulations: Impacts of EPA Proposed Rules, 16 September 2010.
2 First Energy News Release, “FirstEnergy Generation Corp. Announces Plans to Reduce Operations at Smaller Plants,” 12 August 2010, available at: <http://investors.firstenergycorp.com/phoenix.zhtml?c=102230&p=irol-newsArticle&ID=1459646&highlight>.

3  K. Chipman, “Power Plants Face EPA Cooling-Water Rules to Protect Fish,” Bloomberg, 29 March 2011, available at: http://www.bloomberg.com/news/2011-03-29/power-generators-must-protect-fish-under-u-s-epa-rules-for-cooling-water.html.
4 Bernstein Research, Black Days Ahead for Coal: Implications of EPA Air Emissions Regulations for the Energy & Power Markets, 21 July 2010, p. 4.
5 Bernstein Research, Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal Fired Generation. 22 September 2010, p. 13.
6 Bernstein Research, 22 September 2010.
7 Deutsche Bank Climate Change Advisors, November 2010; J. Mouawad, “Estimate Places Natural Gas Reserves 35% Higher,” New York Times, 17 June 2009, available at: http://www.nytimes.com/2009/06/18/business/energy-environment/18gas.html.
8 Brattle Group, 8 December 2010. See Slides: 24, 42 and 45. The analysis covers eight regions across the country using current base prices between $4.0 and 6.0 per mmbtu.
9 Bernstein Research, 4 January 2011, p. 13.
10 Allegheny Energy, 2009 Form 10-K, p. 69.
11 E&E TV, “Energy Policy: Exelon's Rowe calls on Congress to allow EPA to move forward on emissions regulation,” 9 March 2011, available at: http://www.eenews.tv/2011/03/09/.